Corporate Development Capital, LLC
Statement Of Cash Flows
For the 12 Months Ended December 31, 2015

	Jan - Dec 15
OPERATING ACTIVITIES	
Net Loss	-2,348.37
Adjustments to reconcile Net Income to net cash provided by operations:	
CRD Account	1,203.89
Prepaid Fidelity Bond 2016	518.50
FINRA Refund Receivable	-890.00
Net cash used by Operating Activities	-1,515.98
FINANCING ACTIVITIES	
Net cash provided by Financing Activities	0.00
Net cash decrease for period	-1,515.98
Cash at beginning of period	7,493.56
Cash at end of period	5,977.58

See notes to financial statements.